March 10, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

RE:	DURECT Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended September 30, 2008

File Number: 000-31615

Dear Mr. Rosenberg:

On behalf of DURECT Corporation (the “Company”), this letter responds to your letter of February 24, 2009 commenting on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”).

For ease of reference, we have repeated your comments in bold faced type prior to the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Third-Party Collaborations, page 14

1.	We note that you have requested confidential treatment for several of the agreements that are the subject of our comments. While confidential treatment for certain information may have been granted in the past, under the confidential treatment rule, we have the authority to reconsider our action in the future. Please note that we often grant confidential treatment for individual payments but are not willing to grant confidential treatment for aggregate payments under an agreement. Please revise the descriptions of your agreements to include the following information:

•	The Pain Therapeutics agreement—the aggregate potential milestone payments; and

•	The Voyager agreement—the aggregate potential milestone payments.

Response:

In response to the Staff’s comment, in our future filings beginning with our upcoming Form 10-K for the period ended December 31, 2008, we will disclose the aggregate potential milestone payments pursuant to the Pain Therapeutics and Voyager agreements.

Suppliers, page 18

2.	We note your response to comment seven. Please revise the description of your agreements with Eastman and Mallinckrodt to note whether the agreements are subject to exclusivity provisions and minimum purchase requirements.

Response:

Eastman Chemical Company agreement:

In response to the Staff’s comment, in our future filings beginning with our upcoming Form 10-K for the period ended December 31, 2008, we will disclose that our agreement with Eastman Chemical requires us to purchase a certain portion of our requirements for sucrose acetate isobutyrate from Eastman Chemical and that we are obligated to pay a small capacity reservation fee per annum if our purchases do not provide specified minimum revenues to Eastman Chemical.

Mallinckrodt agreement:

In response to the Staff’s comment, in our future filings beginning with our upcoming Form 10-K for the period ended December 31, 2008, we will disclose that our agreement with Mallinckrodt requires us to purchase a certain portion of our requirements for sufentanil from Mallinckrodt and that there are no other minimum purchase requirements or exclusivity provisions.

Customers, page 18

3.	We note your response to comment eight and reissue the comment. Please revise your disclosure to identify the three customers that accounted for more than 10% of your net accounts receivable for 2006 and 2007.

Response:

In response to the Staff’s comment, we will disclose in our upcoming Form 10-K for the year ended December 31, 2008 the identity of the three customers that accounted for more than 10% of our net accounts receivable for 2006, 2007 and 2008.

In addition, as indicated in our letter dated January 30, 2009, in future filings beginning with our upcoming Form 10-K for the period ended December 31, 2008, we will disclose the identities of any entities from whom we have accounts receivable that individually account for more than 10% of our net accounts receivable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates Revenue Recognition, page 54

4.	Please refer to your response to comment nine. Please revise your disclosure to clarify that returns and credits have not had a material impact on your net income or provide the rollforward as requested. Please confirm that if revenue dilution items do become material in the future, you will disclose the rollforward requested in our original comment letter.

Response:

In response to the Staff’s comment, in our upcoming Form 10-K for the period ended December 31, 2008, we will disclose, and in future filings, to the extent applicable, we will disclose, that returns and credits have not had a material impact on our net income. In future filings, to the extent that returns and credits are material, we will include a roll forward of each material item that reduces our gross revenue for the periods presented, including the items listed in your December 2, 2009 comment letter.

* * * *

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew J. Hogan
Matthew J. Hogan Chief Financial Officer (Principal Accounting Officer)